April 30, 2024
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Walsh
Stephen Krikorian

Re:	RingCentral, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-36089
Ladies and Gentlemen:
Further to a telephonic discussion on April 26, 2024 between RingCentral, Inc. (the “Company”) and the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth below is a supplemental response of the Company to the second comment contained in the Staff’s letter dated April 16, 2024 (the “April 16 Letter”), addressed to Sonalee Parekh, the Chief Financial Officer of the Company, regarding the Company’s above referenced Form 10-K for the Fiscal Year Ended December 31, 2023 filed with the Commission on February 22, 2024 (File No. 001-36089) (the “Form 10-K”).
For the Staff's convenience, the original second comment set forth in the April 16 Letter is reproduced in bold and italicized type below and is followed by the Company’s supplemental response. References to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.
Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Asset Write-down Charges, page 89
1.We note your disclosure indicating that asset write-down charges consist of write-offs whenever events or changes in circumstances have occurred that could indicate the carrying amount of such assets may not be recoverable. In future filings, please clarify your disclosure here and on page 63 to explain how you determine the amount of any impairment loss whenever these events or change in circumstances occur. Refer to ASC 340-40-35-3.
The Company supplements its prior response to provide the following modified illustrative sample of disclosures with respect to asset write-down charges to be included in the relevant future filings:
“Asset write-down charges consist of write-offs related to our assets, including deferred and prepaid sales commission. The Company performs periodic reviews to assess the recoverability of such assets, whenever events or changes in circumstances have occurred that could indicate the carrying amount of such assets may not be recoverable. An impairment loss is recognized if the carrying value of deferred commission asset exceeds the

U.S. Securities and Exchange Commission
April 30, 2024

amount of consideration that the Company expects to receive in the future in exchange for goods or services to which the asset relates, less the costs that relate directly to providing those goods or services that have not yet been recognized.”

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U.S. Securities and Exchange Commission
April 30, 2024

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
If you have any further questions or comments with respect to the Company’s supplemental response please do not hesitate to contact me at 650-362-7315 or sonalee.parekh@ringcentral.com. Thank you for your assistance.
Very truly yours,
/s/ Sonalee Parekh
Sonalee Parekh
Chief Financial Officer